Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report, dated November 1, 2023 expect for Note 2 for which the date is January 29, 2024 in Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-269724) of Western Acquisition Ventures Corp. relating to the audits of the consolidated balance sheets of Cycurion, Inc. and its subsidiaries (the “Company”, formerly known as Cyber Secure Solutions, Inc.) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss) and comprehensive (income) loss, stockholders’ equity, and cash flows for each of the years in the two-year period end December 31, 2022, and the related notes (collectively referred to as the “financial statements”) included herein.  We also consent to the reference to our firm under the caption “Experts”.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
January 29, 2024	Certified Public Accountants
PCAOB ID: 1171